SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Final Amendment to

                                 SCHEDULE 14D-1

     Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934


                Great Eastern Energy and Development Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                             Caprito Gas Corporation
                               and Kevin O. Butler
--------------------------------------------------------------------------------
                                    (Bidder)

                     Common Stock, par value $0.10 per share
                Great Eastern Energy and Development Corporation
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  390 323-10-3
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

Kevin O. Butler              with a copy to:   Dan G. LeRoy
Caprito Gas Corporation                        Cotton, Bledsoe, Tighe & Dawson
P. O. Box 1171                                 P. O. Box 2776
Midland, Texas 79702                           Midland, Texas 79702-2776
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)


                            Calculation of Filing Fee


--------------------------------------------------------------------------------
Transaction   $4,145,734 (18,844,245 shares sought         Amount of filing fee
Valuation*      to be purchased at $0.22 per share)               $829
--------------------------------------------------------------------------------

*Set forth the amount on which the filing fee is calculated and state how it was determined.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $829

Form or Registration No.:           Schedule 14D-1

Filing Party:                       Caprito Gas Corporation and Kevin O. Butler

Date Filed:                         July 11, 1997

CUSIP No.                           390 323-10-3


1                NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Caprito Gas Corporation                   TIN:  75-2527546
                                                                 ----------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                      (a) [X]
                                      (b) [ ]

3                SEC USE ONLY


4                SOURCE OF FUNDS

                              BK

5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(e) OR 2(f)    [  ]


6                CITIZENSHIP OR PLACE OF ORGANIZATION

                              Texas

7                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              17,172,603

8                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
                 SHARES       [  ]

9                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                              91.13%

10               TYPE OF REPORTING PERSON

                              CO

CUSIP No.      390 323-10-3


1                NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Kevin O. Butler                     TIN: _________________

2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                      (a) [X]
                                      (b) [ ]

3                SEC USE ONLY


4                SOURCE OF FUNDS

                              BK

5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(e) OR 2(f)                   [  ]


6                CITIZENSHIP OR PLACE OF ORGANIZATION

                              Texas

7                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              17,172,603

8                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
                 SHARES                 [  ]

9                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                              91.13%

10               TYPE OF REPORTING PERSON

                              IN

         Caprito Gas Corporation ("Caprito") and Kevin O. Butler hereby file this Final Amendment to Schedule 14D- 1 in accordance with General Instruction D to Schedule 14D-1, and hereby state that the Tender Offer reported in its
Schedule 14D-1 filed on July 11, 1997 terminated in accordance with its terms on August 11, 1997 at 5:00 p.m., Midland, Texas time. There have been no material changes in the disclosures made in the above-referenced Schedule 14D-1, except as set forth in this Final Agreement.

         Pursuant to the terms of the Tender Offer, Caprito acquired 17,172,603 shares of common stock of Great Eastern Energy and Development Corporation (the "Subject Company") at $0.22 per share, for a total purchase price of $3,777,972.66. As a result, Caprito now holds 91.13 percent of the outstanding shares of common stock of the Subject Company as of the expiration date of the Tender Offer.

         Pursuant to General Instruction F to Schedule 14D-1, this Final Amendment satisfies the reporting requirements of Caprito and Mr. Butler under
Section 13(d) as to their beneficial ownership of the above-described common stock of the Subject Company.

         In addition to the foregoing, Item 11, Material to be Filed as Exhibits, is hereby amended by adding the following:

         (c)(3) Depository Agreement dated July 8, 1997 between Caprito Gas Corporation and American Securities Transfer & Trust, Inc.

                                    SIGNATURE
         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.

                                        CAPRITO GAS CORPORATION


  August 22, 1997                       By:   /s/ Kevin O. Butler
--------------------                          ----------------------
                                                    (Signature)

                                        Name:  Kevin O. Butler
                                        Title: President


                                              /s/ Kevin O. Butler
                                              -------------------
                                                Kevin O. Butler

                                INDEX OF EXHIBITS



99.11(a)*         The Offer to Purchase dated July 11, 1997 and accompanying letter of transmittal.

99.11(b)*         Loan  Commitment  Letter from Texas  Commerce  Bank,  National
                  Association to Caprito Gas Corporation and Kevin O. Butler dated May 27, 1997.

99.11(c)(1)*      Letter Agreement between Kevin O. Butler & Associates, Inc.
                  and Great Eastern Energy and Development Corporation and its directors and principal shareholders dated June 26, 1997.

99.11(c)(2)*      Escrow Agreement between Kevin O. Butler & Associates, Inc.,
                  Great Eastern Energy and Development Corporation and the
                  Escrow Agent dated June 26, 1997.

99.11(c)(3)       Depository Agreement dated July 8, 1997 between Caprito Gas
                  Corporation and American Securities Transfer & Trust, Inc.


-----------------
*Previously filed.